Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company”) will be held at the offices of the Company’s external legal counsel, Eitan, Mehulal & Sadot, Advocates and Patent Attorneys, at “Ackerstein” building C, 10 Abba Eban Blvd., 7th floor, Herzliya, Israel, on June 10, 2018, at 3:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The agenda of the Meeting:

1.	Presentation of the Company’s financial statements and annual report for the year ended December 31, 2017;

2.	Reappointment of Brightman Almagor Zohar, Certified Public Accountants (Deloitte Israel), as the independent public accountants of the Company for the year ending December 31, 2018, and until the next annual general meeting of the shareholders of the Company, and authorization of the Board of Directors of the Company to determine their remuneration;

3.	Approval of Mr. Michael Gally’s terms of compensation as the Chairman of the Company’s Board of Directors.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on May 4, 2018 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below

A form of proxy for use at the Meeting is attached to the Proxy Statement, and will be sent to the American Depositary Share (the “ADS”) holders together with return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than June 10, 2018, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than June 10, 2018, at 11:00 a.m., an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 4760 – 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Michael Gally
Chairman of the Board of Directors

May 2, 2018

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

JUNE 10, 2018

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on Sunday, June 10, 2018, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, without par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Sunday, June 17, 2018, at 3:00 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law”), each of Proposals No. 1 through 2 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Generally, our directors (other than external directors that are appointed for a three-year period) are elected by a general meeting of our shareholders to hold office until each director resigns from his office or the nomination is terminated in accordance with the provisions of our articles of association. All of the members of our Board of Directors that are currently serving (other than external directors that are appointed for a three-year period) have been appointed for an indefinite period, and accordingly their re-appointment is not to be voted on at this Meeting.

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL
REPORT FOR THE YEAR ENDED DECEMBER 31, 2017

Pursuant to the Israeli Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2017, to the Company’s shareholders. The financial statements and annual report are available on the Company’s website at the following address: http://ir.foresightauto.com/financial-reports/

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report, for the year ended December 31, 2017.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

PROPOSAL 1

TO RE-APPINONT BRIGHTMAN ALMAGOR ZOHAR, CERTIFIED PUBLIC ACCOUNTANTS (DELOITTE ISRAEL), AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Almagor Zohar, Certified Public Accountants (Deloitte Israel) (“Deloitte Israel”), as the independent certified public accountants of the Company for the year ending December 31, 2018, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of Deloitte Israel as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Deloitte Israel as the independent public accountants of the Company for the year ending December 31, 2018, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.”

The appointment of Deloitte Israel requires the affirmative vote of a Simple Majority.

The Board of Directors recommends that the shareholders vote FOR on the above proposal.

PROPOSAL 2

TO APPROVE MR. MICHAEL GALLY’S TERMS OF COMPENSATION AS CHAIRMAN OF
THE COMPANY’S BOARD OF DIRECTORS

Following the approval of the Company’s compensation committee and Board of Directors, the shareholders of the Company are requested to approve, Mr. Gally’s terms of compensation as Chairman of the Company’s Board of Directors, as follows:

A.	Options to purchase 100,000 of the Company’s Ordinary Shares, under the Company’s 2016 Share Option Plan (the “Options” and “Option Plan”). The exercise price of such Options will be NIS 3.78 per share. The Options shall vest as of April 1, 2018 and over a period of 36 months, as follows: one third of the Options shall vest on April 1, 2019, and the balance of the Options shall vest in 8 equal quarterly portions thereafter. Each vested Option shall be exercisable for a period of 36 months following its vesting date, and any portion of the Options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that Mr. Gally ceases to serve on the Company’s Board of Directors (except in certain events specified in the Option Plan), all of the unvested options shall expire immediately, and all vested options shall remain exercisable for a period of six months (the “Gally Option Grant”);

B.	A monthly payment of NIS 10,000 to Mr. Gally (comprehensive and inclusive of any per-meeting or annual payments payable to Mr. Gally in his capacity as a director in the Company), in consideration of his services as Chairman of the Company’s Board of Directors, effective as of the shareholders’ approval of this proposal (together with the Gally Option Grant, the “Gally Terms of Compensation”).

The Gally Terms of Compensation are in accordance with the Company’s Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Gally Terms of Compensation as set forth in the Proxy Statement.”

The approval of Gally Terms of Compensation, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors recommends a vote FOR on the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 3 Golda Meir St., Ness Ziona 7403648, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the United States Securities and Exchange Commission (the “SEC”). Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 2, 2018. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 2, 2018, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Eli Yoresh, Chief Financial Officer and Director

FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, Chief Executive Officer and Director, Mr. Eli Yoresh, Chief Financial Officer and Director, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Foresight Autonomous Holdings Ltd. (the “Company”) which the undersigned is entitled to vote at the 2018 Annual and Extraordinary General Meeting of Shareholders (the “Annual and Extraordinary Meeting”) to be held at the offices of the Company’s external legal counsel, Eitan, Mehulal & Sadot, Advocates and Patent Attorneys, at “Ackerstein” building C, 10 Abba Eban Blvd., 7th floor, Herzliya, Israel, on June 10, 2018, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Annual and Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
FORESIGHT AUTONOMOUS HOLDINGS LTD.

JUNE 10, 2018

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Deloitte Israel as the independent public accountants of the Company for the year ending December 31, 2018, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.	To approve the Gally Terms of Compensation as set forth in the Proxy Statement.

☐            FOR           ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual and Extraordinary Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________, 2018
NAME	SIGNATURE	DATE

_____________;	_____________	_____________, 2018
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.